Exhibit 2.2

March 11, 2005

Gadzooks 21, Inc.
c/o Forever 21, Inc.
2001 Alameda Street
Los Angeles, California 90058
Attn: Don Chang

Dear Mr. Chang:

     Reference is made to that certain Purchase Agreement dated as of February 16, 2005 (as amended, the “Purchase Agreement”) by and among Gadzooks, Inc., a Delaware corporation (the “Company”), Gadzooks 21, Inc., a Delaware corporation (“Purchaser”), and, solely for purposes of Sections 1.1(c), 3.2(b), 3.2(d), 3.3, 3.5 and 9.3 thereof, Forever 21, Inc., a Delaware corporation. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Purchase Agreement. In connection with the Closing, the Company and Purchaser hereby agree as follows:

1. In furtherance of Section 1.1(b) of the Purchase Agreement, the Chief Financial Officer of the Company shall provide a certificate today to Purchaser certifying as to the amount of the Inventory Value as of the close of business on March 9, 2005 (the “March 9 Inventory Value”). On the same certificate, the Chief Financial Officer of the Company also shall provide (a) a good faith estimate of the projected change in the amount of the Inventory Value for the period from the close of business on March 9, 2005 through and including the close of business on March 12, 2005, based on a methodology approved by Purchaser (the “Estimated Change in Inventory Value”) and (b) a certification of the amount of interest earned on the Good Faith Deposit through the close of business on March 11, 2005. For purposes hereof, the March 9 Inventory Value as modified by the Estimated Change in Inventory Value is referred to as the “Estimated Closing Date Inventory Value.” In satisfaction of its obligation under Section 1.1(b) of the Purchase Agreement, Purchaser hereby agrees to pay the Company, in accordance with paragraph 3 hereof, the Cash Consideration based, in part, on 85% of the Estimated Closing Date Inventory Value. On March 16, 2005, the Chief Financial Officer of the Company shall provide a certificate to Purchaser (the “Post-Closing Certificate”) certifying as to the actual amount of the Inventory Value as of the close of business on March 12, 2005 based on the March 9 Inventory Value and the actual change in Inventory Value for the period from the close of business on March 9, 2005 through and including the close of business on March 12, 2005, with reasonable detail regarding the calculation of such amount (the “Actual Closing Date Inventory Value”). If the Actual Closing Date Inventory Value as reflected on the Post-Closing Certificate is less than the Estimated Closing Date Inventory Value, the Escrow Agent (defined below) shall pay to Purchaser by wire transfer of immediately available funds the dollar amount equal to 85% of such difference in accordance with the terms of the Escrow Agreement (defined below). If the Actual Closing Date Inventory Value as reflected on the Post-Closing Certificate is greater than the Estimated Closing Date Inventory Value, the Purchaser shall pay to the Company by wire transfer of immediately available funds the dollar amount equal to 85% of such difference in accordance with the terms of the Escrow Agreement.

2. In connection with the Inventory Value adjustment provided in paragraph 1, Purchaser shall deposit $250,000 of the Cash Consideration with Akin Gump Strauss Hauer & Feld LLP (the “Escrow Agent”) pursuant to that certain Escrow Agreement, dated as of the date hereof, by and among the Escrow Agent, the Company and Purchaser. The $250,000 shall be distributed in accordance with the terms of the Escrow Agreement.

3. In addition to the Cash Consideration, the cash amount to be paid at Closing shall also include the amounts set forth on Exhibit A hereto.

With respect to the “Till Cash” listed on Exhibit A, on the day immediately following the Closing, representatives from each of the Company and Purchaser shall jointly verify that the amount of cash in the cash registers at the stores is $87,500 (the “VTC”). If the VTC in the registers is less than $87,500, the Company shall, on or prior to March 16, 2005, pay to Purchaser by wire transfer of immediately available funds the dollar amount equal to such difference. If the VTC in the registers is more than $87,500, Purchaser shall, on or prior to March 16, 2005, pay to the Company by wire transfer of immediately available funds the dollar amount equal to such difference.

4. Notwithstanding any provisions of Section 1.6 of the Purchase Agreement, the parties hereby agree that the Closing shall take place at 10:00a.m. local time on March 11, 2005. Notwithstanding the foregoing and anything to the contrary contained in the Purchase Agreement (i) the Company shall continue to operate the stores through the close of business on March 12, 2005, pay any and all expenses and occupancy costs associated with operating the stores through such date, continue to employ the store employees through such date and retain any and all revenues and proceeds from sales through such date, (ii) the Inventory Value shall still be calculated as of the close of business on March 12, 2005, in accordance with paragraph 1 above, (iii) the term “Closing Date” shall be replaced by the term “Apportionment Date” in the following Sections of the Purchase Agreement: 4.8(a)(vi), 4.10(a), 4.10(e) and 8.3 and (iv) the words “during the Pre-Closing Period” shall be replaced by the words “prior to the Apportionment Date” in Section 4.8(a) of the Purchase Agreement.

5. Purchaser hereby grants to the Company a limited, royalty free license to utilize the name “Gadzooks, Inc.” solely in conjunction with (i) operating the stores whose Leases have not been assigned to Purchaser, in accordance with Section 4.8(b) of the Purchase Agreement, (ii) conducting store closing sales, in accordance with Section 4.15 of the Purchase Agreement and that certain Agency Agreement, dated as of March 11, 2005, by and among the Company, Purchaser and Hilco Merchant Resources, LLC (the “Agency Agreement”) and (iii) the wind down of its operations and bankruptcy estate including, without limitation, the filing of pleadings with the Bankruptcy Court and any appellate court, the assertion of claims and causes of action under Sections 544, 545, 547, 548 and 550 of the Bankruptcy Code and the filing of tax returns and other governmental filing related to the winding down of the Company. Promptly after the completion of the final store closing sale in accordance with the Agency Agreement, the Company hereby agrees to file a certificate of amendment to its Articles of Incorporation with the Secretary of State of the State of Texas changing its corporate name to a name that does not include “Gadzooks.” If the Secretary of State does not accept the filing due to lack of shareholder approval, the parties hereto will file a joint pleading with the Bankruptcy Court, prepared by Purchaser to the Company’s reasonable satisfaction, seeking declaratory relief or such other relief as the parties may reasonably agree to in order to enable the Company to be permitted to successfully file the certificate of amendment.

6. Section 1.8 of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

“1.8 Apportionments.

(a) The following charges relating to each of the Leased Real Properties, except those Leased Real Properties that are not retail stores, that relate to a period that begins prior to 12:01 a.m. on March 13, 2005 (the “Apportionment Date”) and ends after the Apportionment Date are to be apportioned between the Company, on the one hand, and Purchaser, on the other hand, as of such time:

     (i) rent apportioned for the month of March;

     (ii) assessments, water meter charges, and sewer rents, if any, on the basis of the fiscal year for which assessed;

     (iii) charges and fees payable for telephone services, water, heat, steam, electric power, gas and other utilities, at the price charged by the suppliers, including any taxes thereon and based upon applicable meter readings, where available, made on or immediately prior to the Apportionment Date; and

     (iv) amounts due to the landlords for expense adjustments for property, income or other taxes, “CAM” and other obligations under the Lease.

Items (i) through (iv) above which relate to the pre-Apportionment Date obligations of the Company are hereinafter referred to as the “Company Apportionment Obligations.

(b) The parties hereto acknowledge and agree that the landlords of Leases that are assumed and assigned to Purchaser or its Designee must submit to Purchaser all Company Apportionment Obligations prior to September 15, 2006 or such expenses shall not be allowed against, and the landlord shall be barred from collecting such charges from Purchaser, Purchaser’s Designee, the Company or its estate.”

7. Section 4.10(e) of the Purchase Agreement is hereby amended by deleting the words “Acquired Employees” from the first sentence thereof and inserting the words “Company Employees” in lieu thereof.

8. The Company intends to handle Inventory that is damaged or otherwise designated as “return to vendor,” and therefore not included in the Acquired Assets, in accordance with past practices; provided, however, that damaged merchandise in the stores after the Apportionment Date shall be abandoned to Purchaser.

9. Notwithstanding any provisions to the contrary in the Purchase Agreement including but not limited to Section 4.3 thereof, prior to April 30, 2005 Purchaser shall take possession of those books and records of the Company that it elects to retain in its sole discretion. The Company may elect to retain or destroy the remaining books and records as it elects in its sole discretion. Thereafter, the parties shall each give each other sixty (60) days’ notice prior to destroying any books and records of the Company in their possession. Purchaser shall provide the Company with reasonable access to the books and records in its possession in accordance with Section 4.3 of the Purchase Agreement and the Company shall provide similar access to Purchaser with respect to the books and records it retains. With respect to the previous sentence, the party requesting access shall pay all costs associated with reviewing the books and records, including, but not limited to, retrieval costs, copy costs and personnel costs associated with such review.

10. Schedule 2.08(a) of the Purchase Agreement is hereby amended by adding the following two trademark applications:

Mark	Jurisdiction	App. No.	Filing Date
5 HEARTS	United States	78/453,448	July 20, 2004
5 OF HEARTS	United States	78/453,453	July 20, 2004

11. Section 8.3(b) of the Purchase Agreement is hereby deleted and the following is inserted in lieu thereof:

“Promptly after the Closing, unless the Approval Order includes an exemption from all Transfer Taxes under Section 1146(c) of the Bankruptcy Code, the Company shall file any and all Tax Returns that must be filed in connection with any Transfer Taxes arising as a result of any of the transactions contemplated by this Agreement and all such Transfer Taxes shall be paid; provided, however, that the amount (if any) of the Transfer Taxes shall be split equally by the Company and Purchaser. Promptly after the Closing, unless the Approval Order includes an exemption from all Transfer Taxes under Section 1146(c) of the Bankruptcy Code, Purchaser shall use commercially reasonable efforts to deliver valid, fully executed resale certificates to support the exemption of all of the Assets that are eligible for sale, for resale exemptions or similar exemptions from Transfer Taxes under the laws of all applicable jurisdictions.”

12. With respect to any withdrawal filings the Company is requested to make so that Purchaser may obtain a “doing business as” license in a particular jurisdiction, the Company shall use its commercially reasonable efforts to make such filings as soon as reasonably practicable after the Closing.

13. Purchaser shall deliver to the Company within five (5) Business Days of the date hereof a schedule listing the paid cure costs for those of the 89 initial assumed Leases for which such cure costs were fixed pursuant to the Order Granting Expedited Motion to Assume and Assign Unexpired Leases of Nonresidential Real Property to Gadzooks 21, Inc. Pursuant to Section 365 of the Bankruptcy Code, entered by the Bankruptcy Court on March 8, 2005.

14. In furtherance of the requirement set forth in the Order Granting Emergency Motion for Entry of Order Approving the Escrow of Sale Proceeds, entered by the Bankruptcy Court on March 8, 2005, the parties hereto, as of the date hereof, placed $1,016,562.02 (the “Tax Escrow Amount”) into escrow pursuant to the Escrow Agreement, it being understood and agreed between the parties hereto that they shall promptly hereafter enter into a separate escrow agreement with the Escrow Agent regarding the Tax Escrow Amount, in substantially the same form as the Escrow Agreement. $353,000 of the Tax Escrow Amount shall be deposited into the escrow by Purchase and the remainder of the Tax Escrow Amount shall be deposited by the Company.

15. Section 1.1(c) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

"(c) At the Closing, as additional consideration, Purchaser shall issue the Company an unsecured, non-negotiable promissory note of Purchaser in an initial aggregate principal amount of $2,700,000 (the “Note”, and together with the Cash Consideration, the “Consideration”). The Note shall bear interest at a rate per annum equal to LIBOR plus two-percent (2%). Fifty percent (50%) of the initial principal amount of the Note and all interest accrued thereon shall be due and payable on December 31, 2005 (or, if such date is not a business day, on the next preceding business day prior to such date) and all remaining principal and interest remaining unpaid on the Note shall be due and payable on September 30, 2006 (or, if such date is not a business day, on the next preceding business day prior to such date, the “Maturity Date”); provided, however, that Purchaser may voluntarily prepay the then outstanding interest and principal due under the Note at any time without penalty or premium. Purchaser shall be entitled to deduct dollar for dollar from the then outstanding principal and interest due on the Note on the Maturity Date (a) the amount of any Company Apportionment Obligations (as such term is defined in Section 1.8 below) paid by the Purchaser to the landlords, with respect to any Lease which is either assigned to Purchaser or its Designee, as of the date such payments are made by the Purchaser and (b) any claims, losses or liabilities arising out of or relating to the failure by the Company to fully satisfy its obligations with respect to any state or federal WARN Act claims. The Note shall contain such other terms and conditions as to be mutually agreed upon by the Company and Purchaser.”

16. Upon the Closing, the Company shall have no ownership interest, beneficial or otherwise, of any kind or nature in the furniture, fixtures and equipment (the “FF&E”) and the Inventory at the Company’s headquarters and distribution center. The Company’s possession of the FF&E and Inventory is merely an accommodation and a true bailment. The Company shall have no right to sell or otherwise dispose of the FF&E and the Inventory.

17. Upon the Closing, the Company shall have no ownership interest, beneficial or otherwise, of any kind or nature in the Inventory at the stores. The Company’s possession of such Inventory between March 11-12, 2005 is a bailment, however, the Company shall have the right to sell Inventory and keep any and all revenues and proceeds in the ordinary course of business, in accordance with paragraph 2 hereof.

18. In connection with the second sentence of Section 4.10(e) of the Purchase Agreement, it is understood and agreed as between the parties that any liability or obligation to pay in cash accrued vacation time to which an Acquired Employee may be entitled under the Company’s employee benefits plans pursuant to applicable Law as a result of the termination of such employee as contemplated by the Purchase Agreement shall be the responsibility of the

Company until the expiration of an administrative bar date set by order of the Bankruptcy Court with respect to the Company in its chapter 11 proceeding, provided, however, that notwithstanding any other provision of the Purchase Agreement, nothing herein or therein shall be construed to be an admission of any kind by the Purchaser regarding its assumption of any such liability or obligation.

19. Except as amended hereby, the Purchase Agreement remains unmodified. As amended hereby, the Purchase Agreement is hereby ratified and confirmed and remains in full force and effect.

     Except as expressly modified by this letter, the Purchase Agreement shall remain unchanged, in full force and effect.

Very truly yours, GADZOOKS, INC.
By:	/s/ Monty Standifer
Monty Standifer
Chief Financial Officer

AGREED GADZOOKS 21, INC.
By:	/s/ Lawrence H. Meyer
Lawrence H. Meyer
Senior Vice-President